Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$195,546	$345,958	$346,719	$137,131	$146,680
Add: Fixed Charges	44,924	33,058	28,843	24,027	13,625
Add: Amortization of capitalized interest	168	130	127	141	139
Less: Interest capitalized	3,188	1,763	—	—	123
Less: Earnings from joint venture, net	159	164	136	217	393
Plus: pre-tax net loss attributable to noncontrolling interest	—	—	(44)	(386)	(494)
Total earnings	$237,291	$377,219	$375,597	$161,468	$160,422

Fixed charges:
Interest costs (1)	$42,178	$30,599	$26,510	$21,205	$9,493
Interest factor of operating lease expense (2)	2,746	2,459	2,333	2,822	4,132
Total fixed charges	$44,924	$33,058	$28,843	$24,027	$13,625

Ratio of earnings to fixed charges (3)	5.28	11.41	13.02	6.72	11.77

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.